February 13, 2013

Ms. Christina L. DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street NE
Washington, DC  20549-8626

Dear Ms. DiAngelo:

I am writing in response to your telephone call of January 16, 2013 regarding your Sarbanes-Oxley review of Meehan Focus Fund (Fund) regulatory filings.  During that call you raised the following issues or concerns and requested that we respond to them in writing:

1) The Fund should note on page one of its Annual and Semi-Annual Reports where the Fund’s total annual operating expenses are disclosed, that the expense ratio shown is current as of the Fund’s most recent prospectus and that more recent information regarding Fund expenses can be found in the Financial Highlights section of the report.

2) Whether the expense ratio used to calculate Fund expenses on page 9 of the Fund’s October 31, 2012 N-CSR was correct.

3) Whether, in calculating net income (loss) per share in the Financial Highlights section of the Fund’s October 31, 2012 N-CSR, the average share method or the method prescribed in Item 13, Instruction 2(a) for Form N-1A was used.

4) In future filings the Fund should describe in more detail the nature of the tax fees disclosed in Item 4(c) of Form N-CSR.

5) In future filings the Fund should consider disclosing the dollar amounts involved in ROCSOP tax adjustments in the notes to the Fund’s financial statements and explain the reason for such adjustments.

6) If the Fund changes its independent accountant it should repeat the disclosure made in Item 27(b)(4) of Form N-1A in its semi-annual N-CSR filing.

7) If a filing is amended, the Fund should explain in the amended filing or separately filed Edgar correspondence the reason(s) for any amendments.

I will respond to each of these issues in turn below.

1) We will add a footnote to the box where the Fund’s operating expenses are disclosed, the text of which will read: “The operating expenses disclosed above are current as of the Fund’s most recent prospectus.  More recent operating expense information can be found in the Financial Highlights section of this report.”

2) We have reviewed the expense ratio used to calculate Fund expenses as shown on page 9 of the Fund’s October 31, 2012 Form N-CSR and determined it was correct.

3) For calculating net income or loss per share, the Fund follows the method prescribed in Item 13, Instruction 2(a) for Form N-1A.

4) In future filings, the Fund anticipates including all material information regarding the nature of the tax fees disclosed in Item 4(c) of Form N-CSR.

5) In future filings the Fund anticipates including all material additional detail regarding the dollar amounts involved in ROCSOP tax adjustments and explain the reason for any adjustments.

6) In the event of any future change in the Fund’s independent accountant, the disclosure made in Item 27(b)(4) of Form N-1A will be repeated in its semi-annual N-CSR filing if necessary.

7) On September 2, 2011 the Fund filed an amendment to its Form N-PX filed August 31, 2011.  The day after the Fund’s 2011 Form N-PX was submitted we discovered that instead of filing the Fund’s 2011 N-PX information, we had inadvertently re-filed the Fund’s 2010 N-PX information.  Our September 2, amended N-PX filing corrected this error.

Any future amended filings will include an explanation of the reason(s) for the amendment or will be followed by Edgar correspondence explaining the reason(s) for the amendment(s).

In filing our response to your inquiry, Meehan Mutual Funds, Inc., acknowledges the following:

●       the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

●       staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●       the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/

Paul P. Meehan

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